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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Crossroads Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22765D 10 0
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)



SEC 1745 (6-00)                        1 of 1


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CUSIP NO. 22765D 10 0
          -----------

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Brian R. Smith
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America

--------------------------------------------------------------------------------

                    5.  Sole Voting Power    3,824,500
Number of        ---------------------------------------------------------------
Shares
Beneficially        6.  Shared Voting Power      0
Owned by         ---------------------------------------------------------------
Each
Reporting           7.  Sole Dispositive Power     3,824,500
Person With:     ---------------------------------------------------------------

                    8.  Shared Dispositive Power     0
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,824,500
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      13.0%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------



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ITEM 1.
     (a)   Name of Issuer:  Crossroads Systems, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

                  8300 N. MoPac Expressway
                  Austin, TX 78759

ITEM 2.

     (a)   Name of Person Filing:  Brian R. Smith

     (b) Address of Principal Business Offices or, if none, Residence: 8300 N. MoPac Expressway, Austin, TX 78759

     (c)   Citizenship: United States of America

     (d) Title of Class of Securities: Common Stock, par value $0.001 per share

     (e)   CUSIP Number:  22765D 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


         Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.  OWNERSHIP

    (a)    Amount Beneficially Owned:

    Brian R. Smith is the record owner of 3,824,500 shares of common stock as of December 31, 2001. An additional 132,000 shares of common stock of which 60,000 shares are held of record by Donald W. Smith, Trustee of the Christian James Smith Gift Trust, 60,000 shares are held of record by Donald
    W. Smith, Trustee of the Colin Isaac Smith Gift Trust and 12,000 shares are held of record by Donald W. Smith, Trustee of the Caitlin Elizabeth Smith Gift Trust (collectively, the Trusts) are held for the benefit of Mr. Smith's children. Mr. Smith's father is the sole trustee of each of the Trusts and in such capacity holds the sole power to vote and dispose of the shares owned by such Trusts. Mr. Smith disclaims beneficial ownership of all shares held by the Trusts.

    (b)    Percent of Class:    13.0%             .
                            ----------------------

    (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:   3,824,500       .
                                                          -------------------

          (ii)   Shared power to vote or to direct the vote:   0             .
                                                            -----------------

          (iii)  Sole power to dispose or to direct the disposition of:
                                                                   3,824,500 .
                                                                -------------

          (iv)   Shared power to dispose or to direct the disposition of:  0 .
                                                                         ----

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable



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ITEM 10.  CERTIFICATION

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                  February 14, 2002
                                     -------------------------------------------
                                                         Date

                                                 /s/ Brian R. Smith
                                     -------------------------------------------
                                                       Signature

                                        Brian R. Smith, Chairman of the Board
                                     -------------------------------------------
                                                       Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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